SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K



/x/   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the Fiscal Year Ended December 31, 1998

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to

Commission file number

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          UPS Qualified Stock Ownership Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        United Parcel Service of America, Inc.
                               55 Glenlake Parkway, N.E.
                                   Atlanta, GA 30328

UPS QUALIFIED STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
                                                                            Page
INDEPENDENT AUDITORS' REPORT                                                  l

FINANCIAL STATEMENTS AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1998:

      Statement of Net Assets Available for Benefits                          2
      Statement of Changes in Net Assets Available for Benefits               3
      Notes to Financial Statements                                           4

SUPPLEMENTAL SCHEDULES AS OF AND FOR
      THE YEAR ENDED DECEMBER 31, 1998:

    Item 27a - Schedule of Assets Held for Investment Purposes                7
    Item 27d - Schedule of Reportable Transactions                            8
    Schedule of Realized Gain on Sale of Investments and
     Unrealized Appreciation in Fair Value of Investments                     9

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee of UPS Qualified Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of the UPS Qualified Stock Ownership Plan (the "Plan") as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). These schedules are the responsibility of the Plan Administrative Committee. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

June 18, 1999

UPS QUALIFIED STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998


ASSETS
Investments
                                                             $69,998,801

Receivables:
     Employer contributions
                                                              14,030,896
     Dividends receivable
                                                                 447,824
     Due from UPS Savings Plan - net
                                                                 962,067
          Total receivables
                                                              15,440,787

NET ASSETS AVAILABLE FOR BENEFITS
                                                             $85,439,588

UPS QUALIFIED STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998


NET ASSETS AVAILABLE FOR BENEFITS-
     Beginning of year                                           $         -

INCREASE IN PLAN ASSETS ATTRIBUTED TO:
     Employee trasfers from UPS Savings Plan, net                 31,186,233
     Employer contributions                                       48,268,817
     Dividend income                                                 579,231
                                                                  ----------
          Total increase                                          80,034,281

DECREASE IN PLAN ASSETS ATTRIBUTED TO-
     Benefits to Plan participants                                   248,917

OTHER CHANGES IN NET ASSETS-
     Net appreciation in fair value of investments                 5,654,224
                                                                  ----------

NET INCREASE IN PLAN ASSETS                                       85,439,588

NET ASSETS AVAILABLE FOR BENEFITS-
     End of year                                                 $85,439,588

UPS QUALIFIED STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998


1.    DESCRIPTION OF THE PLAN
The UPS Qualified Stock Ownership Plan (the "Plan") is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan became effective January 1, 1998. The Plan was established to provide a matching contribution to those employees of UPS who make elective deferrals under the UPS Savings Plan and to invest that matching contribution entirely in UPS common stock ("UPS stock"). The Plan allows for UPS to match, through employer contributions to the Plan, 100% of pre-tax contributions made to the UPS Savings Plan up to a maximum of 3% of each participant's eligible compensation. Effective November 23, 1998, the Plan also permits participants to transfer after-tax and pre-tax amounts from the UPS Savings Plan to the Plan for the purpose of investing such amounts in UPS stock. The Plan does not allow for direct employee contributions.

Any amounts transferred from the UPS Savings Plan to the Plan may be transferred back to the UPS Savings Plan at any time. Additionally, if a Plan participant is at least 45 years of age and has 10 or more years of employment with UPS, the participant may transfer all or any portion of the matching contribution made by UPS to the UPS Savings Plan at any time. In the event a Plan participant transfers amounts from the Plan to the UPS Savings Plan, the participant must wait at least one year from the date of the last transfer to the UPS Savings Plan before transferring such amounts back to the Plan.

The Plan does not permit withdrawals or distributions except in the case of termination of employment or upon the death or total and permanent disability of the participant. Any distribution from the Plan ordinarily will be made in the form of whole shares of UPS stock, with any fractional shares paid in cash. However, a participant may request that the entire distribution be made in cash. A participant receiving UPS stock at a time when such stock is not readily tradable on an established securities market may require UPS to purchase the stock by giving written notice to UPS within 60 days after the stock is distributed or within the first 60 days of the following calendar year.

At December 31, 1998, the number of participants in the Plan was approximately 39,000. The provisions of the Plan provide that a participant is 100% vested in both amounts transferred from the UPS Savings Plan and employer matching contributions at all times.

Although it has not expressed any intent to do so, UPS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

All expenses incident to the operation of the Plan are paid by UPS.

Each participant's account is credited/debited with transfers of participant contributions from/to the UPS Savings Plan, matching contributions from UPS, Plan earnings (losses), and distributions.

2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENTS
Investments at December 31, 1998 consist entirely of 1,749,970.0289 shares of UPS stock. The investment in UPS stock is carried at fair value of $40 per share at December 31, 1998. The term "fair value" of UPS stock refers to the price at which UPS has published notice of its willingness to repurchase shares of its stock. Total fair value of UPS stock at December 31, 1998 is $69,998,801.

4.    PLAN ADMINISTRATION
The Plan Administrator is an Administrative Committee, which is appointed by and serves at the pleasure of the Board of Directors of UPS. The Administrative Committee is currently comprised of three members who are responsible for the Plan's operations. The members are Michael Connell, Corporate Compensation Manager, UPS; Thomas W. Delbrook, Corporate Treasury Manager, UPS; and Clifford
L. Hinds, Corporate Financial Reports, Plans and Accounting Manager, UPS. State Street Bank & Trust Company (Boston) provides recordkeeping and administrative services. First Union National Bank of Georgia acts as the Trustee for the assets of the Plan.

5.    TAX STATUS
The Plan has not received a letter of determination from the Internal Revenue Service which states that the Plan is in compliance with the applicable sections of the Internal Revenue Code ("IRC"). However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.  TRANSFER  OF PLAN  ASSETS  TO AND FROM THE UPS  SAVINGS  PLAN
During 1998, participants transferred account balances to and from the UPS Savings Plan. Transfers from the UPS Savings Plan for the year ended December 31, 1998 were $31,398,758 and transfers to the UPS Savings Plan for the year ended December 31, 1998 were $212,525.

7.    SUBSEQUENT EVENT
Effective March 17, 1999, the Plan was amended to limit transfers into the Plan such that immediately following the transfer, a participant's investment in the Plan can not exceed 20% of the participant's combined investment balances in the UPS Savings Plan and the Plan. However, not withstanding the foregoing, matching contributions will continue to be made in UPS common stock, if available.

                             SUPPLEMENTAL SCHEDULES

                       (See Independent Auditor's Report)

UPS QUALIFIED STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998


                                            Number
                                           Shares or                     Fair
Description                               Face Amount      Cost         Value

Common Stock:
*United Parcel Service of America, Inc.  1,749,970.0289 $64,367,261  $69,998,801

     Total investments                                  $64,367,261  $69,998,801

*Party-in-interest to the Plan

UPS QUALIFIED STOCK OWNERSHIP PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998


                                                                                                                Fair
                                                                                                              Value of
                                                                                                              Asset on
                   Identity of                                        Purchase  Selling        Cost of       Transaction    Net Gain
                 Party Involved             Description of Asset       Price     Price          Asset           Date       or (Loss)

Single Transactions:
    *First Union National Bank of Georgia   UPS Common Stock        $10,532,401              $10,532,401     $10,532,401
    *First Union National Bank of Georgia   UPS Common Stock         11,577,302               11,577,302      11,577,302
    *First Union National Bank of Georgia   UPS Common Stock         12,126,088               12,126,088      12,126,088

Series of Transactions:
    *First Union National Bank of Georgia   UPS Common Stock         64,805,382               64,805,382      64,805,382

*Party-in-interest to the Plan



UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF REALIZED GAIN ON SALE OF INVESTMENTS AND
UNREALIZED APPRECIATION IN FAIR VALUE OF INVESTMENTS1
YEAR ENDED DECEMBER 31, 1998


Realized gain on sale of investments:
     Aggregate proceeds                                          $  461,442
     Aggregate carrying amount                                      438,758
                                                                  ---------
          Total                                                      22,684

Unrealized appreciation in fair
     value of investments                                         5,631,540

          Total                                                  $5,654,224


1 Measurement criteria for this schedule conforms with the requirements of the annual report Form 5500. The amounts for realized gain and unrealized appreciation are determined by using the fair value at January 1, 1998 and fair value at sale date for realized gain or December 31, 1998 for unrealized appreciation.







                       See notes to financial statements.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          UPS Qualified Stock Ownership Plan

                                          /s/ Clifford L. Hinds
                                          ----------------------------------
                                          Clifford L. Hinds
                                          United Parcel Service of America, Inc.
                                          Financial Reports, Plans and
                                            Accounting Manager

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-72127 and 333-67479 of United Parcel Service of America, Inc. on Form S-8 of our report dated June 18, 1999, appearing in this Annual Report on Form 11-K of UPS Qualified Stock Ownership Plan for the year ended December 31, 1998.

DELOITTE & TOUCHE LLP

June 29, 1999